

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2016

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

Re: **Albany International Corp.**
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed February 27, 2015
        File No. 1-10026

Dear Mr. Cozzolino:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products